Filed by Rockwell Collins, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Rockwell Collins, Inc.

Subject Company: B/E Aerospace, Inc.

SEC File No.: 0-18348

Date: October 27, 2016

Explanatory Note: The following is a transcript of an interview with Kelly Ortberg and CNBC on October 24, 2016, which is linked in the above posting.

Rockwell to Buy B/E Aerospace (VIDEO) — Computer and iPad Accessible

CNBC, Squawk on the Street

24 October 2016

Sara Eisen: Rockwell Collins striking a deal to buy aircraft interior makers B/E Aerospace. It is a 6.4 billion dollar deal in cash and stock. Phil LeBeau joins us now with a special guest to cover it.

Phil LeBeau: Let’s bring in Kelly Ortberg, Chairman and CEO of Rockwell Collins joining us from New York. Kelly: how quickly did this deal come together for you guys to buy B/E Aerospace?

Kelly Ortberg: Well this is the culmination of a multiyear process we went through to look at how to optimize the growth of our company. Rockwell Collins has historically been very strong in the front of the plane and B/E is very strong in the cabin/interior. So it is a great combination to increase scale and scope of our company.

Phil LeBeau: Let’s talk a little bit more about that because when you and I talked yesterday you said “look there’s very little overlap here”. You don’t expect a lot of resistance from regulators in terms of when they look at this deal, correct?

Kelly Ortberg: Yes, that is true. In fact we have no overlap in our product lines. This is about a complementary product line between the front and back of the airplane. We see an evolution of a next digital airplane where our technology will help improve the market penetration of their interior systems.

Phil LeBeau: You mentioned the digital airplane — how close are we to seeing that become a reality where from the cockpit to the tail of the plane involving the crew, whether it is working with passengers or working in the cockpit with the crew down below? How close are we to seeing this become a reality?

Kelly Ortberg: Well the evolution is happening today. We are currently providing broadband systems onto the airplane to communicate with the ground, onboard secure firewalls for cybersecurity, networks on the aircraft, and in the future all the cabin systems will be nodes on that network. That’s the thesis here. We will be able to bring the networking technology to the products that B/E brings to our portfolio.

Phil LeBeau: Boeing and Airbus are becoming much more aggressive in terms of either buying suppliers so they can bring some of those parts in house as they are building aircraft or being more aggressive in terms of the pricing. How much does this help you with the Boengs and Airbuses of the world to say: look we have a much wider portfolio of products, parts, supplies to offer here?

Kelly Ortberg: Well much of the interior product line is sold to the airlines as opposed to the OEMs, so we expect this to continue. But, you know we have great relationships with major OEMs, both Airbus and Boeing. It will give us a broader portfolio and we work with these customers as they think about what they do versus what we do. I think it’ll provide us with much broader ability to be successful with these OEMs.

Phil LeBeau: Kelly does this set the stage for more mergers potentially when it comes to aviation whether it’s on the equipment side or whether it comes with some of the plane major component makers?

Kelly Ortberg: well I don’t think so. I think this is a unique fit for Rockwell Collins where we are looking to expand our footprint and find other avenues for growth in a common market channel that we are well experienced in. I don’t think this will precipitate a lot of movement in the market place.

Sara Eisen: I just wanted to get your thoughts on a debate were having in this country right now about American manufacturing and manufacturing jobs. A lot of talk on the campaign trail about bringing them back from other countries. Do you use this as an issue the next president can fix whether its renegotiating trade deals or other sort of policies at the CEO now of two major manufacturers?

Kelly Ortberg: Well we are American companies, but believe me we participate in a global aerospace environment. We need to be able to service our customers. Roughly 50% of sales of the combined company will be from outside of the US, so it is very important we have a friendly trade environment that will allow us to not only continue to deliver to US OEM manufacturers, but to international OEM manufacturers as well.

Phil LeBeau: Kelly one last question — how quickly do you expect this deal to close? And I know you expect double digit accretive in terms of the impact in first fiscal year correct?

Kelly Ortberg: Yes. This should be a really good deal both for Rockwell Collins shareholders as well as B/E shareholders. We expect the deal to close in spring of 2017 after we go through the regulatory approval process. As you commented, we don’t expect any issues to get through this process.

Phil LeBeau: Kelly Ortberg, Chairman and CEO of Rockwell Collins joining us exclusively here. This is an interesting deal because it brings together two companies that do not overlap. A lot of people have been saying for some time when are we going to see some deals in the aviation industry. Here is a big one today.

Safe Harbor Statement

This communication contains statements, including statements regarding certain projections, business trends, and the proposed acquisition of B/E Aerospace that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the financial condition of our customers and suppliers, including bankruptcies; the health of the global economy, including potential deterioration in economic and financial market conditions; adjustments to the commercial OEM production rates and the aftermarket; the impacts of natural disasters and pandemics, including operational disruption, potential supply shortages and other economic impacts; cybersecurity threats, including the potential misappropriation of assets or sensitive information, corruption of data or operational disruption; delays related to the award of domestic and international contracts; delays in customer programs, including new aircraft programs entering service later than anticipated; the continued support for military transformation and modernization programs; potential impact of volatility in oil prices, currency exchange rates or interest rates on the commercial aerospace industry or our business; the impact of terrorist events on the commercial aerospace industry; changes in domestic and foreign government spending, budgetary, procurement and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services;

reliability of and customer satisfaction with our products and services; potential unavailability of our mission-critical data and voice communication networks; unfavorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; recruitment and retention of qualified personnel; regulatory restrictions on air travel due to environmental concerns; effective negotiation of collective bargaining agreements by us, our customers, and our suppliers; performance of our customers and subcontractors; risks inherent in development and fixed-price contracts, particularly the risk of cost overruns; risk of significant reduction to air travel or aircraft capacity beyond our forecasts; our ability to execute to internal performance plans such as restructuring activities, productivity and quality improvements and cost reduction initiatives; achievement of ARINC integration and synergy plans as well as our other acquisition and related integration plans; continuing to maintain our planned effective tax rates; our ability to develop contract compliant systems and products on schedule and within anticipated cost estimates; risk of fines and penalties related to noncompliance with laws and regulations including compliance requirements associated with U.S. Government work, export control and environmental regulations; risk of asset impairments; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; and the uncertainties of the outcome of lawsuits, claims and legal proceedings, risk that one or more closing conditions to the acquisition of B/E Aerospace, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of each of B/E Aerospace and Rockwell Collins may not be obtained; risk of unexpected costs, charges or expenses resulting from the proposed acquisition of B/E Aerospace; uncertainty of the expected financial performance of the combined company following completion of the proposed acquisition of B/E Aerospace; failure to realize the anticipated benefits of the proposed acquisition of B/E Aerospace, including as a result of delay in completing the proposed transaction or integrating the businesses of Rockwell Collins and B/E Aerospace; risk to the ability of the combined company to implement its business strategy; risk of an occurrence of any event that could give rise to termination of the merger agreement; risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Rockwell Collins will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) for the stockholders of B/E Aerospace and Rockwell Collins to be filed with the SEC, and each will mail the Joint Proxy Statement/Prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document Rockwell Collins and/or B/E Aerospace may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY ROCKWELL COLLINS OR B/E AEROSPACE WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus (when available) will be mailed to stockholders of Rockwell Collins and B/E Aerospace. Investors and security holders will be able to obtain free copies of Joint Proxy Statement/Prospectus and other documents filed with the SEC by Rockwell Collins and/or B/E Aerospace through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Rockwell Collins with the SEC on Rockwell Collins’ internet website at http://www.rockwellcollins.com or by contacting Rockwell Collins’ Investor Relations at Rockwell Collins, 400 Collins Rd. NE, Cedar Rapids, IA 52498 or by calling (319) 295-7575. Investors and security holders will also be able to obtain free copies of the documents filed by B/E Aerospace with the SEC on B/E Aerospace’s internet website at http://www.beaerospace.com or by contacting B/E Aerospace’s Investor Relations at B/E Aerospace, Inc., 1400 Corporate Center Way, Wellington, FL or by calling (561) 791-5000.

Participants in the Solicitation

Rockwell Collins, B/E Aerospace, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Rockwell Collins is contained in Rockwell Collins’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on December 16, 2015, and Rockwell Collins’ Current Report on Form 8-K filed with the SEC on April 29, 2016. Information regarding the directors and executive officers of B/E Aerospace is contained in B/E Aerospace’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 28, 2016. These documents can be obtained free of charge from the sources indicated above.